Exhibit 99.1

PRESS RELEASE

Contact:	Robert E. Wheaton
President, CEO
President, CEO
(480) 425-0397

FOR IMMEDIATE RELEASE:  Thursday, June 29, 2006

STAR BUFFET, INC. FILES FORM 10-Q
FOR FIRST QUARTER FY 2007

SCOTTSDALE, AZ — June 29, 2006 — Star Buffet, Inc. (Nasdaq: STRZ) today filed a Form 10-Q with the Securities and Exchange Commission for its first quarter of fiscal 2007 ending May 22, 2006. Following are the highlights:

Star Buffet, Inc. had revenues of $18.8 million and net income of $672,000, or $0.21 per share on a diluted basis of 3,128,230 of shares outstanding for the sixteen weeks ended May 22, 2006.

About Star Buffet

Star Buffet is a multi-concept restaurant operator. As of June 29, 2006, Star Buffet, through its subsidiaries, operates 14 franchised HomeTown Buffet restaurants, six JB’s restaurants, four K-BOB’s Restaurants, four BuddyFreddys restaurants, two JJ North’s Country Buffet restaurants, two Holiday House restaurants and one Casa Bonita Mexican theme restaurants.

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